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                          Filed by CBOT Holdings, Inc.
                          Subject Company -- CBOT Holdings, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following communication was distributed to CBOT members after hours on March 20, 2003 and is available on the CBOT's intranet site, MemberNet.


                                 March 20, 2003

Dear Fellow Members:

     I am honored to serve as Chairman of this great institution. The next two years at the Chicago Board of Trade will be filled not only with great challenges, but also with great opportunities for growth.

     Thanks to the hard work of my predecessors, David Brennan and Nick Neubauer, I believe the Chicago Board of Trade is positioned for success. As Chairman, I will continue the business strategy put forth by our Board of Directors, and I will focus on adding value to the CBOT, to our customers, and to our members. Our strong management team led by Bernie Dan, Carol Burke and Bill Farrow will aid me in this effort.

     Our exchange closed 2002 with its best year ever in terms of volume growth and financial strength, and while there can be no assurances of this continuing, the first two months of this year show no signs of letting up. I believe that our hybrid business strategy of offering the best of both the open auction and electronic trading platforms is working, as evidenced in part by increased trading volumes, a strengthening of our balance sheet, and higher seat prices.

     Bringing the best technology to our open auction and electronic markets is one of my top priorities so we can continue to provide the best of both trading platforms to you and our customers. I will be working with our management team to ensure a smooth transition to the LIFFE CONNECT(TM) trading platform for our customers and members. This transition is absolutely critical to our continued growth, and we expect to get it done this year, on time and under budget. We also are planning to bring handheld devices to the trading floor to allow floor traders to electronically record pit trades as well as to participate in our screen-based markets.

     I support our current restructuring proposal, and I am working with our Board and management team to help ensure that our membership understands the proposal before we ask you to vote on it. We hope to be in a position soon to distribute to the membership the proxy statement and prospectus relating to the restructuring proposal, and it is our desire to hold a series of informational meetings so our members can ask questions and be informed before voting on the proposal. I expect that when all is said and done, this proposal will be approved overwhelmingly by the membership.

     While I may not be able to discuss certain business negotiations undertaken on behalf of the membership, I pledge to you my desire to keep our members informed about developments at the exchange. Our membership, Board of Directors, and management cannot move forward successfully without effective communication.

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     The passage of the Commodity Futures Modernization Act of 2000 encourages the U.S. futures industry to seek market-driven business solutions, and it is now up to us to deliver. I am optimistic that we will continue to deliver new products and create innovative solutions in which to broaden the distribution of those products. Our decision to use the LIFFE CONNECT platform, as well as the decision to make our interest rate products accessible to users of the eSpeed platform, are examples of our innovative approach.

     I am working with our Board of Directors and management team to help ensure that we continue to develop innovative new products and that we broaden the distribution of those products. I am pleased with the trading volumes we are experiencing in our mini-sized Dow, and we are currently looking to expand our equity complex later this year. Volume in our swaps complex continues to grow, and with the federal government surplus gone for now, I am optimistic that our core financial product mix will continue to be in strong demand. In fact, on March 14 we launched options on our Fed Funds futures contract.

     In closing, I want to borrow a line from a speech my grandfather Peter B. Carey delivered to the Chicago Board of Trade membership as Chairman in 1932 in saying I understand that meeting the varying wishes of a strong and diversified membership such as ours is not an easy task.

     I welcome the open, honest and constructive dialogue that exists at the CBOT, because it is healthy and often productive for the entire membership. It is through cooperation and unity of purpose that we will achieve great things on behalf of our customers, our members, and the Chicago Board of Trade.

                                          Sincerely,

                                          /s/ Charles P. Carey

                                          Charles P. Carey

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.